Severn Trent Plc (the "Company") has been informed that, on 2 April 2008, the following Director exercised options over ordinary shares of $97^{17/19}$p each in accordance with the Company's approved Sharesave Scheme. Details of the exercise of options and the number of shares acquired are detailed below.

Name	Status	Sharesave Scheme	Option price	No. of Shares
M J Kane	Director	2003 5 year scheme	536p	306
		2005 3 year scheme	759p	374

This notification is provided in accordance with DTR3.1.4R(1).

www.severntrent.com

SUPPL

08002684

dlw 5/21

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